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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.         )*
                                        ---------

                        PROGRESS SOFTWARE CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 743312-10-0
                  --------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 8 pages

CUSIP No.  743312-10-0                    13G                  Page 2 of 8 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LIGHTHOUSE CAPITAL MANAGEMENT         PAUL G. HORTON       KEVIN P. DUFFY
      76-0244946                            ###-##-####          ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      HOUSTON, TEXAS
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     690260
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     690260
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      690260
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      5.345%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      IA
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 8 pages

ITEM 1.

    (a) Name of Issuer  PROGRESS SOFTWARE CORPORATION
    (b) Address of Issuer's Principal Executive Offices 14 OAK PARK, BEDFORD MA 01730

ITEM 2.

    (a) Name of Person Filing LIGHTHOUSE CAPITAL MANAGEMENT, INC.; Paul G. Horton; Kevin P. Duffy
    (b) Address of Principal Office or, if none, residence 10000 MEMORIAL DR., #660, HOUSTON, TX 77024
    (c) Citizenship  HOUSTON, TX
    (d) Title of Class of Securities  COMMON STOCK
    (e) CUSIP Number  743312-10-0


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

    (a) [ ] Broker or Dealer registered under Section 15 of the Act
    (b) [ ] Bank as defined in section 3(a)(6) of the Act
    (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
    (d) [ ] Investment Company registered under section 8 of the Investment Company Act
    (e) [X] Investment Adviser registered under section 203 or the Investment Advisers Act of 1940 including shareholders of investmet advisor
    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
    (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
    (h) [ ] Group, in accordance with Section 240.13d-1(b)(ii)(H)

Item 4. OWNERSHIP

  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day or any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a) Amount Beneficially Owned  690260
    (b) Percent of Class  5.345%





                              Page 4 of 8 pages

(c)  Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote                    690,260
      (ii) shared power to vote or to direct the vote                  0
     (iii) sole power to dispose or to direct the disposition of       690,260
      (iv) shared power to dispose or to direct the disposition of     0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS

        If this statement is being filed to report to the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See item 5.

ITEM 10. CERTIFICATION

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 1/31/97
                                        ----------------------------
                                                  Date


                                        ----------------------------
                                                Signature

                                           Christine M. Cobb, CFO
                                        ----------------------------
                                                Name/Title



                                Page 5 of 8 pages

Progress Software Corporation
Common Stock
CUSIP 743312-10-0
690260 shares

Mr. Horton and Mr. Duffy disclaim beneficial ownership as to all the shares except for the pro rata interest in certain shares held by Lighthouse Capital Management, Inc. of which each is a shareholder.

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and Rules thereunder may be filed on their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 13, 1997


-----------------------     ---------------------     ---------------------
Christine M. Cobb           Paul G. Horton            Kevin P. Duffy
Chief Financial Officer     By Power of Attorney      By Power of Attorney